Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue	Telephone	+1 212 325 5200
New York, NY 10010	Fax	+1 212 325-6665
USA

Media Release July 6, 2016

Credit Suisse Announces Coupon Amount on its Credit Suisse S&P MLP Index ETN (ticker symbol “MLPO”).

•	On July 5, 2016, Credit Suisse declared a Coupon Amount for the Credit Suisse S&P MLP Index ETN (“the ETN”). Coupon details can be found in the table below.

•	The aforementioned ETN is listed on the NYSE Arca.

ETN Ticker	ETN Name	Ex-Date	Record Date	Coupon Payment Date	Coupon Amount	Coupon Frequency	Current Yield*†
MLPO	Credit Suisse S&P MLP Index ETN	7/12/16	7/14/16	7/22/16	$0.2490	Quarterly	6.09%

* The “Current Yield” equals the current quarterly Coupon Amount annualized and divided by the Closing Indicative Value of the ETN on June 30, 2016.

† The Current Yield is not indicative of future quarterly Coupon Amounts, if any, on the ETNs. The quarterly Coupon Amount (if any) is variable and dependent on the most recent distributions of the MLPs included in the index, and such amount does not represent a fixed periodic interest payment. There can be no assurance that the MLPs included in the index will make any distributions in any future period.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit–suisse.com

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Coupon Amounts on the ETNs will vary and could be zero. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Media Release July 6, 2016 Page 2 / 2

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,760 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable Pricing Supplement, the Prospectus Supplement dated May 4, 2015, and the Prospectus dated May 4, 2015 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

Pricing Supplement dated June 2, 2016:

http://www.sec.gov/Archives/edgar/data/1053092/000089109216015288/e70028_424b2.htm

Alternatively, Credit Suisse, Credit Suisse Securities (USA) LLC or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-320-1225.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2016, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.